UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42020

MAREX GROUP LIMITED

(Translation of registrant’s name into English)

Crawford House

50 Cedar Avenue

Hamilton, HM 11

Bermuda

+1 441-295-6500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under “Explanatory Note”, excluding Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-286884 and 333-289203) and Registration Statements on Form S-8 (Registration Nos. 333-278953 and 333-298462), hereby amending them, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On October 27, 2026, Marex Group Limited (the “Company”) announced the appointment of Kory Sorenson to the Company’s Board of Directors, effective from November 2, 2026. A copy of the press release announcing Ms. Sorenson’s appointment is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release Dated as of October 27, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group Limited

Date: October 27, 2026	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer